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                                                                   Exhibit 99.71

News release via Canada NewsWire, Toronto 416-863-9350

          Attention Business Editors:
          TRANSITION THERAPEUTICS INC. ANNOUNCES 12-WEEK DATA FROM HCV-I.E.T. PHASE I/II CLINICAL TRIAL

TORONTO, Aug. 4 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), announces 12-week data from an open label, multi-centre Phase I/II clinical trial evaluating the interferon enhancing product, HCV-I.E.T., in hepatitis C non-responders. The clinical trial was designed to evaluate safety and HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with the current "gold standard" hepatitis C therapies consisting of pegylated interferon and ribavirin. HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of pegylated interferon alpha and ribavirin. The study data demonstrated that 6 of 21 (28%) of the hepatitis C non-responder patients that were treated for 12-weeks had a greater than 99% reduction of virus levels (2 log10 decrease).

The patients in the study received twice weekly doses of EMZ702 along with a combination pegylated interferon and ribavirin product for 12 weeks. The dose escalation of EMZ702 was as follows: 500mg for week 1, 1000mg for week 2, and 1500mg for the remaining ten weeks. The six patients that achieved a 99% reduction in viral levels received between 4-12 weeks of treatment with the triple combination therapy suggesting that shorter duration of treatment or lower doses of EMZ702 may be equally effective.

The preliminary safety data collected to date reveals no serious safety concerns with EMZ702. The type of side effects observed in the study overlaps with previously reported and expected adverse events for interferon and ribavirin treatment. However, the highest dose of EMZ702 in combination with interferon and ribavirin appears to increase the incidence rate and/or severity of skin rash. Patients who experienced the skin rash discontinued treatment with EMZ702 before week 12 but continued receiving interferon alone or in combination with ribavirin for the remainder of the study. Four patients withdrew from the study before completing 12 weeks of treatment.

"This trial showed signs of efficacy in non-responding hepatitis C patients, a patient population without any approved treatments available. Our next steps in the development of the product will be to work with a partner to perform a larger study to identify the optimal dosing regimen for this therapy," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Clinical Trial Design

Hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, received twice-weekly treatments of EMZ702 administered along with the

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same pegylated interferon and ribavirin product for 12 weeks. Patients participating are chronically infected with the hepatitis C virus (HCV genotype
1) and have previously failed to respond to treatment with a pegylated interferon plus ribavirin product. HCV genotype 1 patients account for more than two-thirds of the infections in the United States yet are the most difficult to treat with current therapies.

About HCV-I.E.T

HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of pegylated interferon alpha and ribavirin. The combination of EMZ702 with interferon and ribavirin in surrogate models for hepatitis C has demonstrated a two- to three-fold increase in anti-viral potency compared to interferon and ribavirin alone. The strong anti-viral response observed in surrogate models has enabled the rapid advancement of HCV-I.E.T. into clinical development with hepatitis C patients.

About Hepatitis C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of hepatitis cases.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for exploratory Phase IIa clinical trials of its lead regenerative product, E1-I.N.T.(TM) in type I and type II diabetes patients. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW 06:30e 04-AUG-06